SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

GEMSTAR – TV GUIDE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

Lawrence A. Jacobs, Esq.

News Corporation

1211 Avenue of the Americas

New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

News Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER

174,931,473
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

174,931,473
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,931,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 40.9%
14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Fox Television Stations, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER

174,931,473
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

174,931,473
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,931,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 40.9%
14	TYPE OF REPORTING PERSON

CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GEMSTAR—TV GUIDE INTERNATIONAL, INC.

Introductory Statement

This Amendment No. 11 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Gemstar—TV Guide International, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000 with the Securities and Exchange Commission (the “Commission”) by The News Corporation Limited (“TNCL”), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) (“SGH”), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by TNCL, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and News Publishing Australia Limited (“NPAL”), (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and NPAL (collectively, the “News Entities”), (v) Amendment No. 4 to the Statement filed on August 14, 2002 with the Commission by the News Entities, (vi) Amendment No. 5 to the Statement filed on October 10, 2002 with the Commission by the News Entities, (vii) Amendment No. 6 to the Statement filed on November 12, 2002 with the Commission by the News Entities, (viii) Amendment No. 7 to the Statement filed on April 21, 2003 with the Commission by the News Entities, (ix) Amendment No. 8 to the Statement filed on May 23, 2003 with the Commission by the News Entities, (x) Amendment No. 9 to the Statement filed on November 12, 2004 with the Commission by News Corporation, TVGH Holdco, Inc. (“TVGH”), LTVSG Holdco, Inc. (“LTVSG”), and LTVGIA Holdco, Inc. (“LTVGIA”), and (xi) Amendment No. 10 to the Statement filed on April 18, 2007 with the Commission by News Corporation and TVGH (collectively, the “Prior Filings” and collectively with this Amendment No. 11, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings.

This statement is filed in connection with a transaction pursuant to which TVGH (as defined above), a subsidiary of News Corporation and a previous reporting person hereunder, was merged into FTS (as defined below), a subsidiary of News Corporation (the “Merger”). Following the Merger, FTS shall be the record owner of the Issuer’s Common Stock with News Corporation remaining as the ultimate parent corporation.

Item 2.	Identity and Background.

Item 2	is amended and restated in its entirety as follows:

This Statement is being filed by (i) News Corporation, a corporation incorporated under the laws of the State of Delaware with its principal executive offices located at 1211 Avenue of the Americas, New York, New York 10036 and (ii) Fox Television Stations, Inc. (“FTS”), a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices located at 1211 Avenue of the Americas, New York, New York 10036.

News Corporation and FTS are referred to herein collectively as the “Reporting Persons.” The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen unless otherwise indicated.

News Corporation is a diversified international media and entertainment company, which manages and reports its business in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other.

FTS, a company engaged in the operation of broadcast television stations, holds all of the shares of Common Stock of the Issuer reported herein. FTS is wholly-owned by News Corporation through certain intermediaries.

During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4	is amended and restated to read in its entirety as follows:

FTS and TVGH entered into an Agreement and Plan of Merger, dated as of June 29, 2007, pursuant to which the parties agreed to merge TVGH with and into FTS. As a result of the Merger, on June 29, 2007, FTS acquired the 174,931,473 shares of Common Stock owned by TVGH.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could result in any of the events or circumstances referred to in the next paragraph of this Item 4. However, acquiring additional securities would generally require the Board to agree to amend or waive provisions of the Issuer’s rights plan. The Reporting Persons specifically reserve the right to change their intentions with respect to any or all of these matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; the performance of the Issuer’s management; other developments concerning the Issuer and their businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and market conditions, including the market price of the securities of the Issuer.

Other than as set forth or contemplated herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5	is amended and restated to read in its entirety as follows:

FTS is the holder of record of 174,931,473 shares of Common Stock, approximately 40.9% of the issued and outstanding Common Stock of the Issuer. News Corporation may be deemed to be the indirect beneficial owner of the 174,931,473 shares of Common Stock owned by FTS, approximately 40.9% of the issued and outstanding Common Stock. The share percentages are calculated based on 428,031,046 shares of Common Stock outstanding as of April 26, 2007 as set forth in the quarterly report on Form 10-Q for the period ended March 31, 2007.

To the knowledge of the Reporting Persons, except as set forth in this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock. The Reporting Persons have the sole power to vote and dispose of all shares of Common Stock to which this Statement relates.

Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007

NEWS CORPORATION

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Group General Counsel

Dated: June 29, 2007

FOX TELEVISION STATIONS, INC.

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Secretary

SCHEDULE I

Schedule I is hereby amended and restated to read in its entirety as follows:

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

NEWS CORPORATION

José María Aznar (1)

President, FAES – Foundation for Social Studies & Analysis

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Barnes

Chairman, Ansell Limited

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Chase Carey

President and Chief Executive Officer, the DIRECTV Group, Inc.

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Chernin

Director, President and Chief Operating Officer, News Corporation

c/o Fox Entertainment Group, Inc.

10201 West Pico Blvd.

Los Angeles, CA 90035

Ken Cowley(2)

Chairman, R,M. Williams Holdings Limited

Director, News Corporation

c/o News Limited

2	Holt Street

Surry Hills, NSW 2010

Australia

David F. DeVoe

Director, Sr. Exec. Vice President and Chief Financial Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Viet Dinh

Professor of Law, Georgetown University Law Center

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Sir Roderick Eddington(3)

Chairman for Australia and New Zealand, JPMorgan Chase Bank N.A.

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Andrew Knight(4) UK

Director, Rothschild Investment Trust Capital Partners plc

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Director, Chairman and Chief Executive Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lachlan Murdoch

Chief Executive, Illyria Pty Ltd

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Roderick Paige

Chairman, Chartwell Education Group, LLC

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Thomas J. Perkins

Partner, Kleiner Perkins Caufield & Byers

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Arthur M. Siskind

Director and Senior Advisor to the Chairman, News Corporation

1211 Avenue of the Americas

New York, NY 10036

John L. Thornton

Professor of Global Leadership, Tsinghua University of Beijing

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Roger Ailes

Chairman and Chief Executive Officer of FOX News Channel, News Corporation

Chairman of Fox Television Stations and Twentieth Television, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Senior Executive Vice President and Group General Counsel, News Corporation

1211 Avenue of the Americas

New York, NY 10036

1	Citizen of Spain
2	Citizen of Australia
3	Citizen of Australia
4	Citizen of the United Kingdom

FOX TELEVISION STATIONS, INC.

Roger Ailes

Director and Chief Executive Officer

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Director

1211 Avenue of the Americas

New York, NY 10036

David F. DeVoe

Director

1211 Avenue of the Americas

New York, NY 10036

Jack Abernathy

President

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Senior Executive Vice President and Secretary

1211 Avenue of the Americas

New York, NY 10036

Elisabeth Swanson

Chief Financial Officer, Executive Vice President and Assistant Treasurer

1211 Avenue of the Americas

New York, NY 10036